UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 19, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS
18 September 2011
Media Release
UBS provides more detailed information on unauthorized trading
Zurich/Basel, 18 September 2011 — On September 15, 2011 UBS announced that it had discovered unauthorized trading in its Investment Bank. This trading was conducted by a trader in its Global Synthetic Equity business in London. The trader in question has been charged by UK authorities with fraud by abuse of position.
Before making a further announcement, we needed to be certain that we understood the positions that were booked and that we knew the amount of our resulting loss.
We have now covered the risk resulting from the unauthorized trading, and the equities business is again operating normally within its previously defined risk limits. The loss arising from this matter is USD 2.3 billion. As previously stated, no client positions were affected.
The loss resulted from unauthorized speculative trading in various S&P 500, DAX, and EuroStoxx index futures over the last three months. The positions taken were within the normal business flow of a large global equity trading house as part of a properly hedged portfolio. However, the true magnitude of the risk exposure was distorted because the positions had been offset in our systems with fictitious, forward-settling, cash ETF positions, allegedly executed by the trader. These fictitious trades concealed the fact that the index futures trades violated UBS’s risk limits.
Following inquiries directed to him by UBS control functions that were reviewing his positions, the trader revealed his unauthorized activity on September 14, 2011.
UBS’s Board of Directors has set up a special committee to conduct an independent investigation of the unauthorized trading activities and their relation to the control environment. The committee will be chaired by David Sidwell, the Senior Independent Director, and will report to the Board of Directors. The other members of the committee are Ann Godbehere and Joseph Yam.
UBS AG
Media contact
Switzerland: +41-44-234-85 00
UK: +44-207-567 47 14
Americas: +1-212-882 58 57
APAC: +852-297-1 82 00
www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: September 19, 2011